EXHIBIT 99.1

Hut 8 Mining Production and Operations Update for April 2023

Remediation progressing at Drumheller, Alberta site

At 9,265 BTC, Hut 8 continues to hold the largest amount of self-mined Bitcoin in reserve of any publicly traded company

132 Bitcoin mined in April

TORONTO, May 9, 2023 /CNW/ - Hut 8 Mining Corp. (Nasdaq: HUT) (TSX: HUT) ("Hut 8" or the "Company") one of North America's largest, innovation-focused digital asset mining pioneers and high performance computing infrastructure provider, mined 132 Bitcoin in the period ending April 30, 2023.

Production highlights for April 2023:

•	132 Bitcoin were generated, resulting in an average production rate of approximately 4.4 Bitcoin per day.
•	Total balance of unencumbered Bitcoin held in reserve as of April 30 is 9,265.
•	Installed ASIC hashrate capacity at our Alberta facilities was 2.6 EH/s at the end of the month.
•	Hut 8 produced 50.77 BTC/EH in April.
•	No Bitcoin were sold during the month.

Operational highlights:

•	Remediation at our Drumheller, Alberta site progressed throughout the month:
•	High energy input levels at the site have been causing equipment failures that have materially reduced operations, which are currently at approximately 15% of our installed hashrate at the site.
•	In response, we began implementing firmware across all miner models designed to lower the power supply's maximum output voltage, ensuring our equipment operates within safe limits.
•	Our team is actively engaged in repairing damaged equipment and restoring the hashrate to its optimal level.
•	We are closely monitoring the situation and will continue to make the necessary adjustments as needed to restore, safeguard, and optimize our equipment.
•	We are actively increasing repair staff, adding an additional repair centre shift, and have procured new hardware to expedite repairs and accelerate the speed at which we bring miners back online.
•	We expect to have the site restored in 10-12 weeks.
•	Spikes in energy rates have created additional headwinds at Drumheller.
•	Our team is actively pursuing options to operationalize the bulk of the approximately 7,000 miners that were removed from our North Bay site.

"We are very aware of the impact that the issues at Drumheller are having on the broader business: they are complex and challenging, but we have made meaningful progress and have a roadmap to remediation," said Jaime Leverton, CEO of Hut 8. "We are laser focused on closing the proposed transaction with US Bitcoin Corp., which will both expand our overall production to 7.02 EH/s and provide access to additional energy markets."

About Hut 8

Hut 8 is one of North America's largest innovation-focused digital asset miners, led by a team of business-building technologists, bullish on bitcoin, blockchain, Web 3.0, and bridging the nascent and traditional high performance computing worlds. With two operational digital asset mining sites located in Southern Alberta, Hut 8 has one of the highest capacity rates in the industry and one of the highest inventories of unencumbered, self-mined Bitcoin of any digital asset miner or publicly-traded company globally. With over 36,000 square feet of geo-diverse data centre space and cloud capacity connected to electrical grids powered by significant renewables and emission-free resources, Hut 8 is revolutionizing conventional assets to create the first hybrid data centre model that serves both the traditional high performance compute (Web 2.0) and nascent digital asset computing sectors, blockchain gaming, and Web 3.0. Hut 8 was the first Canadian digital asset miner to list on the Nasdaq Global Select Market. Through innovation, imagination, and passion, Hut 8 is helping to define the digital asset revolution to create value and positive impacts for its shareholders and generations to come.

Cautionary Note Regarding Forward-Looking Information

This press release includes "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, "forward-looking information"). All information, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company's businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "allow", "believe", "estimate", "expect", "predict", "can", "might", "potential", "predict", "is designed to", "likely" or similar expressions. In addition, any statements in this press release that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information and include, among others, statements regarding: Bitcoin network dynamics; the Company's ability to advance its longstanding HODL strategy; the Company's ability to produce additional Bitcoin and maintain existing rates of productivity at all sites; the Company's ability to deploy additional miners; the Company's ability to continue mining digital assets efficiently; the sale of the Company's Bitcoin production and the proposed use of proceeds from such sale; the Company's plans with respect to the energization of the miners that were removed from the North Bay facility; the Company's expected recurring revenue and growth rate from its high performance computing business; the remediation of the operational issues at the Company's Drumheller facility, and the timing thereof; the Company's expectations with respect to the closing of the transaction with US Bitcoin Corp.; and the Company's ability to successfully navigate the current market.

Statements containing forward-looking information are not historical facts, but instead represent management's expectations, estimates and projections regarding future events based on certain material factors and assumptions at the time the statement was made. While considered reasonable by Hut 8 as of the date of this press release, such statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to, security and cybersecurity threats and hacks, malicious actors or botnet obtaining control of processing power on the Bitcoin network, further development and acceptance of the Bitcoin network, changes to Bitcoin mining difficulty, loss or destruction of private keys, increases in fees for recording transactions in the Blockchain, erroneous transactions, reliance on a limited number of key employees, reliance on third party mining pool service providers, regulatory changes, classification and tax changes, momentum pricing risk, fraud and failure related to digital asset exchanges, difficulty in obtaining banking services and financing, difficulty in obtaining insurance, permits and licenses, internet and power disruptions, geopolitical events, uncertainty in the development of cryptographic and algorithmic protocols, uncertainty about the acceptance or widespread use of digital assets, failure to anticipate technology innovations, the COVID19 pandemic, climate change, currency risk, lending risk and recovery of potential losses, litigation risk, business integration risk, changes in market demand, changes in network and infrastructure, system interruption, changes in leasing arrangements,  failure to achieve intended benefits of power purchase agreements, potential for interrupted delivery, or suspension of the delivery, of energy to the Company's mining sites, and other risks related to the digital asset and data centre business. For a complete list of the factors that could affect the Company, please see the "Risk Factors" section of the Company's Annual Information Form dated March 17, 2022, and Hut 8's other continuous disclosure documents which are available on the Company's profile on the System for Electronic Document Analysis and Retrieval at  www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission's website at www.sec.gov.

These factors are not intended to represent a complete list of the factors that could affect Hut 8; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described in this press release as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this press release should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and Hut 8's future decisions and actions will depend on management's assessment of all information at the relevant time. The forward-looking statements contained in this press release are made as of the date of this press release, and Hut 8 expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

View original content to download multimedia:https://www.prnewswire.com/news-releases/hut-8-mining-production-and-operations-update-for-april-2023-301819036.html

SOURCE Hut 8 Mining Corp

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/May2023/09/c1801.html

%CIK: 0001731805

For further information: Hut 8 Investor Relations: Sue Ennis, sue@hut8.io; Hut 8 Media Relations: Yamini Coen, yamini.coen@hut8.io

CO: Hut 8 Mining Corp

CNW 06:30e 09-MAY-23